ISSUER FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Relating to the Short Form Base Shelf Prospectus dated September 11, 2018

Registration Statement No. 333-227275

December 10, 2019

PRESS RELEASE For immediate distribution

BRP AND ITS PRINCIPAL SHAREHOLDERS ANNOUNCE C$305,850,000

BOUGHT DEAL SECONDARY OFFERING

Valcourt, Québec, December 10, 2019 – BRP Inc. (TSX: DOO) (NASDAQ: DOOO) (“BRP” or the “Company”) announced today that certain of its shareholders, including Beaudier Inc. and 4338618 Canada Inc. (collectively, “Beaudier Group”), and Bain Capital Luxembourg Investments S.à r.l. (“Bain”) (the “Selling Shareholders”), and the Company have entered into an agreement with an underwriting syndicate led by BMO Capital Markets, Citigroup and RBC Capital Markets to complete a secondary offering on a bought deal basis (the “Offering”). Under the agreement, the underwriters have agreed to purchase 5,000,000 subordinated voting shares of the Company at a purchase price of C$61.17 per subordinate voting share for total gross proceeds to the Selling Shareholders of C$305,850,000.

In connection with the Offering, the Company filed a preliminary prospectus supplement to its short form base shelf prospectus dated September 4, 2018. The preliminary prospectus supplement was filed with the securities regulatory authorities in each of the provinces and territories of Canada as well as with the U.S. Securities and Exchange Commission (SEC) as part of a registration statement on Form F-10 under the U.S./Canada Multijurisdictional Disclosure System.

Concurrently with the Offering, José Boisjoli, BRP’s President and Chief Executive Officer, and Sébastien Martel, BRP’s Chief Financial Officer, will have 661,700 and 111,800 options to purchase subordinate voting shares of the Company, respectively, repurchased for cancellation by the Company.

2,816,844 and 2,153,156 of the subordinate voting shares being sold in the Offering are being offered by Beaudier Group and Bain, respectively.

Beaudier Group currently holds, collectively, 26,099,072 multiple voting shares of the Company (the “Multiple Voting Shares” and, collectively with the subordinate voting shares, the “Shares”), representing approximately 29.4% of the issued and outstanding Shares and approximately 45.7% of the voting power attached to all of the Shares. Following the closing of the Offering, Beaudier Group will hold, collectively, 23,282,228 Multiple Voting Shares, representing approximately 26.2% of the issued and outstanding Shares and approximately 43.9% of the voting power attached to all of the Shares. Bain currently holds 19,949,771 Multiple Voting Shares representing approximately 22.5% of the issued and outstanding Shares and approximately 34.9% of the voting power attached to all of the Shares. Following the closing of the Offering, Bain will hold 17,796,615 Multiple Voting Shares, representing approximately 20.1% of the issued and outstanding Shares and approximately 33.6% of the voting power attached to all of the Shares.

Daniel J. O’Neill, a director of the Company, will also participate in the Offering as a Selling Shareholder and will sell 30,000 subordinate voting shares of the Company.

The net proceeds of the Offering will be paid directly to the Selling Shareholders. The Company will not receive any proceeds from the Offering.

BRP’s subordinate voting shares are listed on the Toronto Stock Exchange (TSX) and Nasdaq Global Select Market (NASDAQ) under the symbol “DOO” and “DOOO”, respectively.

Completion of the Offering is subject to customary closing conditions.

The Offering is being made only by means of the prospectus supplement and the registration statement which contain important information about the Offering. A copy of the preliminary prospectus supplement can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and a copy of the registration statement can be found on EDGAR at www.sec.gov. A written preliminary prospectus relating to the offering may be obtained upon request in Canada by contacting BMO Capital Markets, Brampton Distribution Centre c/o The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at (905) 791-3151 Ext. 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036 (Attn: Equity Syndicate). Prospective investors should read the preliminary prospectus supplement and registration statement before making an investment decision.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About BRP

We are a global leader in the world of powersports vehicles, propulsion systems and boats built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on- and off-road vehicles, Alumacraft, Manitou, Quintrex, Stacer and Savage boat, Evinrude and Rotax marine propulsion systems as well as Rotax engines for karts, motorcycles and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and clothing to fully enhance the riding experience. With annual sales of CA$5.2 billion from over 120 countries, our global workforce is made up of more than 13,000 driven, resourceful people.

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Evinrude, Manitou, Alumacraft, Quintrex, Stacer, Savage and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release are “forward-looking statements” within the meaning of Canadian and United States securities laws, including statements regarding the proposed offering and other statements that are not historical facts. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific, made by the Company in light of its experience and perception of historical trends. Forward-looking statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Completion of the proposed offering is subject to numerous factors, many of which are beyond BRP’s control, including but not limited to, the failure of customary closing conditions and other important factors disclosed previously and from time to time in BRP’s filings with the securities regulatory authorities in each of the provinces and territories of Canada and the United States. The forward-looking statements contained in this press release represent BRP’s expectations as of the date of this press release (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, BRP disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

For information:

Elaine Arsenault Senior Advisor, Media Relations Tel.: 514.238.3615 medias@brp.com	Philippe Deschênes Manager Treasury and Investor Relations Tel.: 450.532.6462 philippe.deschenes@brp.com